

November 29, 2011

<u>Via E-mail</u>
Mr. Clifford Bown
Chief Financial Officer
Vasco Data Security International, Inc.
1901 South Meyers Road, Suite 210
Oakbrook, IL 60181

  Re: Vasco Data Security International, Inc.
    Form 10-K for Fiscal Year Ended December 31, 2010
    Filed March 11, 2011
    Form 10-Q for Fiscal Quarter Ended June 30, 2011
    Filed August 5, 2011
    File No. 000-24389

Dear Mr. Bown:

  We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

      Sincerely,

      /s/ Kathleen Collins

      Kathleen Collins
      Accounting Branch Chief